Attachment B: Officer Responsibilities

Officer Responsibilities

The following are the responsibilities of the Company's officers as set forth in the Company's bylaws:

PRESIDENT. Subject to any supervisory powers, if any, that may be given by the Board of Directors or the Bylaws to the Chairman of the Board, if there be such an officer, the President shall be the corporation's general manager and Chief Executive Officer and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business, affairs and officers of the corporation. Unless otherwise determined by the Board of Directors, he shall preside as Chairman at all meetings of the Shareholders, and in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. He shall have the general powers and duties of management usually vested in the office of President of a corporation; shall have any other powers and duties that are prescribed by the Board of Directors or the Bylaws; and shall be primarily responsible for carrying out all orders and resolutions of the Board of Directors.

SECRETARY. The Secretary shall keep or cause to be kept a book of minutes of all meetings and actions by written consent of all Directors, Shareholders and committees of the Board of Directors. The minutes of each meeting shall state the time and place that it was held and such other information as shall be necessary to determine whether the meeting was held in accordance with law and these Bylaws and the actions taken at such meeting. The Secretary shall keep or cause to be kept at the corporation's principal office, a record of the Shareholders of the corporation, giving the names and addresses of all Shareholders and the number and class of shares held by each. The Secretary shall give, or cause to be given, notice of all meetings of Shareholders, Directors and committees required to be given under these Bylaws or by law, and shall have any other powers and perform any other duties that are prescribed by the Board of Directors or the Bylaws or the Chief Executive Officer. If the Secretary refuses or fails to give notice of any meeting lawfully called, any other officer of the corporation may give notice of such meeting.

CHIEF FINANCIAL OFFICER.[1] The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of account. The Chief Financial Officer shall cause all money and other valuables in the name and to the credit of the corporation to be deposited at the depositories designated by the Board of Directors or any person authorized by the Board of Directors to designate such depositories. He shall render to the Chief Executive Officer and Board of Directors, when either of them request it, an account of all his transactions as Chief Financial Officer and of the financial condition of the corporation; and shall have any other powers and perform any other duties that are prescribed by the Board of Directors or the Bylaws or the Chief Executive Officer.

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[1] The Chief Financial Officer is also known as the Treasurer.